UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”). Pursuant to the Merger Agreement, Magazine Luiza S.A. will acquire Netshoes, such that, at the effective time of the transaction, Merger Sub will merge with and into Netshoes (the “Merger”), with Netshoes continuing after the Merger as the surviving company and a wholly-owned subsidiary of Magazine Luiza S.A. Subject to the terms and conditions of the Merger Agreement, each of Netshoes shareholders will receive US$2.00 per share in cash for each common share.

The Merger is subject to the satisfaction of certain conditions precedent established in the Agreement and Plan of Merger, including, among others, its approval by two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a Netshoes general meeting, and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian anti-trust agency.

In addition, on this date, Magazine Luiza S.A. announced that it has entered into a voting and support agreement, with shareholders representing 47.9% of our capital stock, pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: April 29, 2019